Filed pursuant to Rule 424(b)(3)
File No. 333-162015

UNITED STATES BRENT OIL FUND, LP

Supplement dated May 11, 2011
to
Prospectus dated April 29, 2011

This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of United States Brent Oil Fund, LP dated April 29, 2011.

You should carefully consider the “Risk Factors” beginning on page 12 of the Prospectus before you decide to invest.

Cover Page

This supplement replaces the table at the bottom of the cover page of the Prospectus pertaining to the price of the units based on closing net asset value on April 28, 2011 with the following:

	Per Unit	Per Basket
Price of the units*	$83.13	$8,313,000

*	Based on closing net asset value on April 28, 2011. The price may vary based on the net asset value on a particular day.

Breakeven Analysis (page 8)

This supplement replaces the breakeven analysis table and related footnotes with the following:

Breakeven Analysis

The breakeven analysis below indicates the approximate dollar returns and percentage required for the redemption value of a hypothetical investment in a single unit to equal the amount invested twelve months after the investment was made. For purposes of this breakeven analysis, we have assumed an initial selling price per unit of $83.13, which equals the net asset value per unit on April 28, 2011. This breakeven analysis refers to the redemption of baskets by Authorized Purchasers and is not related to any gains an individual investor would have to achieve in order to break even. The breakeven analysis is an approximation only.

Assumed initial selling price per unit	$83.13
Management Fee (0.75%) (1)	$0.62
Creation Basket Fee (2)	$(0.01)
Estimated Brokerage Fee (0.09%) (3)	$0.07
Interest Income (0.04%) (4)	$(0.03)
Independent Directors and Officers’ Fees (5)	$0.01
Fees and expenses associated with tax accounting and reporting (6)	$0.27
Amount of trading income (loss) required for the redemption value at the end of one year to equal the initial selling price of the unit	$0.93
Percentage of initial selling price per unit	1.1%

(1)	USBO is contractually obligated to pay the General Partner a management fee based on daily net assets and paid monthly of 0.75% per annum on average net assets.
(2)	Authorized Purchasers are required to pay a Creation or Redemption Basket fee of $1,000 for each order they place to create or redeem one or more baskets. An order must be at least one basket, which is 100,000 units. This breakeven analysis assumes a hypothetical investment in a single unit so the Creation Basket fee is $.01 (1,000/100,000).
(3)	This amount is based on the actual brokerage fees for USBO calculated on an annualized basis.
(4)	USBO earns interest on funds it deposits with the futures commission merchant and the custodian and it estimates that the interest rate will be 0.04% based on the current interest rate on three-month Treasury Bills as of April 28, 2011. The actual rate may vary.
(5)	The foregoing assumes that the assets of USBO are aggregated with those of USOF, USNG, US12OF, UGA, USHO, USSO and US12NG, that the aggregate fees paid to the independent directors was $1,107,140, that the allocable portion of the fees borne by USBO equals $421, and that USBO has $49,880,851.08 in assets which is the amount of assets as of April 28, 2011.
(6)	USBO assumed the aggregate costs attributable to tax accounting and reporting for 2010 was $160,000. The number in the break-even table assumes USBO has $49,880,851.08 in assets which is the amount of assets as of April 28, 2011.